Exhibit (d)(3)

SHAREHOLDERS’ AGREEMENT

BY AND BETWEEN

ARMOR TPG HOLDINGS LLC

AND

ARMSTRONG WORLD INDUSTRIES, INC. ASBESTOS

PERSONAL INJURY SETTLEMENT TRUST

DATED AS OF AUGUST 28, 2009

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS

Section 1.1	Definitions	2

Section 1.2	Other Interpretive Provisions	6

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1	Existence; Authority; Enforceability	6

Section 2.2	Absence of Conflicts	6

Section 2.3	Consents	7

ARTICLE III
GOVERNANCE

Section 3.1	Board of Directors	7

Section 3.2	Business Combinations	9

Section 3.3	Matters Requiring Shareholder Agreement	9

Section 3.4	Designated Directors	10

Section 3.5	Waiver of Trust Rights	10

Section 3.6	Termination of Governance Provisions	11

ARTICLE IV
TRANSFERS OF SHARES

Section 4.1	Certain Transfers	11

Section 4.2	Transfer to Permitted Transferees	11

Section 4.3	Right of First Offer	12

Section 4.4	Tag Along Rights	12

Section 4.5	Due Diligence Rights	13

Section 4.6	Trust Transfer Restriction	14

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1	Assignment of Registration Rights	14

Section 5.2	Piggyback Registration Rights	14

Section 5.3	Coordination	14

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TABLE OF CONTENTS

(continued)

ARTICLE VI

GENERAL PROVISIONS

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THIS SHAREHOLDERS’ AGREEMENT (as it may be amended from time to time in accordance with the terms hereof, the “Agreement”), dated as of August 28, 2009, is made by and between Armor TPG Holdings LLC, a Delaware limited liability company, (collectively with its Permitted Transferees, “TPG”) and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, a Delaware trust (the “Trust” and, together with TPG, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Trust is the record and sole beneficial owner of 36,981,480 shares the Trust Shares (as defined below) of the common stock, par value $0.01 per share (the “Common Stock”) of Armstrong World Industries, Inc. (it or its successor, the “Company”);

WHEREAS, TPG Partners V, L.P., a Delaware limited partnership (“TPG V”), TPG Partners VI, L.P., a Delaware limited partnership (“TPG VI” and, together with TPG V, the “TPG Funds”) and the Trust entered into that certain purchase and sale agreement dated as of August 10, 2009 (the “PSA”);

WHEREAS the TPG Funds assigned their rights and obligations under the PSA to TPG pursuant to that certain assignment and assumption agreement dated as of August 28, 2009;

WHEREAS, pursuant to the PSA, on the date hereof (which is the “Closing Date” under the PSA) the Trust is selling to TPG and TPG is purchasing from the Trust 7,000,000 shares of Common Stock, all upon the terms and conditions set forth in the PSA and simultaneously with the purchase of the shares of Common Stock, on the date hereof, the Parties are executing and delivering that certain Prepaid Share Forward Confirmation, by and between the Trust and TPG (the “Confirmation”) pursuant to which the Trust is selling to TPG and TPG is purchasing from the Trust a forward with respect to 1,039,777 shares of Common Stock, subject to the ISDA Master Agreement referred to therein and related Collateral Annex, by and between the Trust and TPG (“Collateral Annex”) pursuant to which the Trust is pledging 1,039,777 shares of Common Stock to TPG as collateral for its obligations under the Confirmation;

WHEREAS, pursuant to the terms of the PSA and in accordance with Article Sixth of the Company’s amended and restated articles of incorporation (as may be amended or restated from time to time in accordance with its terms, the “Charter”), TPG shall promptly (and in any event by the date required by the Charter) commence a tender offer for up to such number of shares of Common Stock as shall be set forth therein, which number shall not be less than the number required under the Charter (the “Tender Offer”); and

WHEREAS, the Trust and TPG desire to set forth certain rights, obligations and understandings with respect to the Trust Shares and the Investor Interests (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, provided that, for purposes of this Agreement, neither the Trust nor TPG (acting alone or together) shall be deemed to be an “Affiliate” of the Company or vice-versa. For these purposes, “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Without limiting the generality of the foregoing, TPG and any other entity controlled by either David Bonderman or James Coulter shall be deemed to be Affiliates with respect to each other, in each case solely for purposes of this Agreement.

“Agreement” has the meaning set forth in the preamble.

“beneficial owner” has the meaning given to such term in Rule 13d-3 under the Exchange Act and “beneficially own” and “beneficial ownership” shall have correlative meanings.

“Board of Directors” means the board of directors of the Company.

“Business Combination” has the meaning set forth in Section 3.2.

“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Bylaws” has the meaning set forth in Section 3.1(f).

“Charter” has the meaning set forth in the recitals.

“Closing Date” means the date hereof.

“Collateral Annex” has the meaning set forth in the recitals.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Company Shares” means the Investor Interests and the Trust Shares, collectively.

“Confirmation” has the meaning set forth in the recitals.

“Designated Directors” has the meaning set forth in Section 3.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Future Claimants’ Representative” means that certain future claimants’ representative established pursuant to the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust Agreement, by and among the Company, the Future Claimants’ Representative, the Official Committee of Asbestos Creditors, the Trustees and the members of the trust advisory committee, dated October 2, 2006 (as amended from time to time in accordance with its terms, the “Trust Agreement”).

“Independent Director” has the meaning set forth in Article Sixth of the Charter.

“Initial Investor Shares” means 7,000,000 shares of Common Stock, acquired by TPG on the date hereof pursuant to the PSA, appropriately adjusted for stock splits, reverse stock splits, recapitalizations, stock dividends, and similar events and reduced for any shares transferred pursuant to a sale to the Company or a Company subsidiary pursuant to a tender offer or a sale of Investor Shares pursuant to Section 4.4.

“Initial Investor Interests” means, (i) the Initial Investor Shares and (ii) the economic interest relating to 1,039,777 shares of Common Stock pursuant to the Confirmation, appropriately adjusted for stock splits, reverse stock splits, recapitalizations, stock dividends, and similar events and reduced for any shares transferred pursuant to a sale to the Company or a Company subsidiary pursuant to a tender offer or a sale of Investor Shares pursuant to Section 4.4.

“Investor Directors” has the meaning set forth in Section 3.1(a).

“Investor Interests” means (i) the Initial Investor Interests; plus (ii) the shares of Common Stock acquired by TPG in the Tender Offer; plus (iii) any other shares of Common Stock the beneficial and record ownership of which is acquired by TPG subsequent to the date hereof (other than beneficial ownership of Trust Shares resulting from this Agreement or otherwise) or any other contractual interest relating to shares of Common Stock pursuant to a contract substantially similar to the Confirmation entered into after the date hereof, in each case so long as such shares or interests continue to be beneficially owned by TPG.

“Investor Shares” means (i) the Initial Investor Shares; plus (ii) the shares of Common Stock acquired by TPG in the Tender Offer; plus (iii) any other shares of Common Stock beneficial and record ownership of which is acquired by TPG subsequent to the date hereof (other than beneficial ownership of Trust Shares resulting from this Agreement or otherwise), in each case so long as such shares continue to be beneficially owned by TPG.

“Necessary Action” means, with respect to a specified result, all actions (to the extent such actions are permitted or not prohibited by law, the Charter and the Bylaws and would not cause the Trust to breach its obligations under the Registration Rights Agreement or cause the Trust or TPG to breach their respective obligations under any agreement with the Company in effect on the date hereof) necessary or appropriate to promptly cause (or if the Company Shares do not constitute a majority of the outstanding shares of Common Stock, using best efforts to promptly cause) such result (whether directly or indirectly); including (i) voting or providing a written consent or proxy with respect to the Company Shares, (ii) causing the Designated Directors (subject to the fiduciary duties that such Designated Directors may have as directors of the Company) to act in a certain manner or causing them to be removed and replaced in the event they fail to act in such a manner (unless acting in such manner would be a breach of their fiduciary duties); (iii) presenting proposed nominations to the governance committee of the Board of Directors for approval; (iv) calling special meetings of shareholders; (v) acting by written consent without a meeting of the shareholders; (vi) in the case of the Trust, at the request of TPG, nominating persons for election as directors or submitting other matters to a vote of shareholders without complying with Sections 4 and 5 of Article II of the Bylaws, pursuant to the Trust’s rights under Section (H)(vi) of Article Sixth of the Charter; (vii) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result; and (viii) executing agreements and instruments.

“Observers” has the meaning set forth in Section 3.1(j).

“Offer” shall have the meaning set forth in Section 4.3.

“One Director Threshold” has the meaning set forth in Section 3.1(a)(i).

“Parties” has the meaning set forth in the preamble.

“Permitted Transferee” means (i) in the case of TPG, any Affiliate of TPG, (ii) in the case of the Trust, any Person wholly-owned by the Trust.

“Person” means an individual, partnership, limited liability company, corporation, trust, association, estate, unincorporated organization or a government or any agency or political subdivision thereof.

“Proposed Transfer” has the meaning set forth in Section 4.4(a).

“Proposed Transferee” has the meaning set forth in Section 4.4(a).

“PSA” has the meaning set forth in the recitals.

“Registration Rights Agreement” means that certain Stockholder and Registration Rights Agreement, dated as of October 2, 2006, by and between the Company and the Trust.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Selling Shareholder” has the meaning set forth in Section 4.3.

“Settlement Shares” has the meaning set forth in Section 5.1.

“Subsidiary” when used with respect to any party means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or by one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party, provided that, the Company and its Subsidiaries shall in no event be deemed to be Subsidiaries of the Trust or TPG.

“Tag Along Notice” has the meaning set forth in Section 4.4(b).

“Tagging Shareholder” has the meaning set forth in Section 4.4(a).

“Tender Offer” has the meaning set forth in the recitals.

“TPG” has the meaning set forth in the preamble.

“TPG V” has the meaning set forth in the recitals.

“TPG VI” has the meaning set forth in the recitals.

“Transfer” means, with respect to any Company Shares, a direct or indirect transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition of such Company Shares, or of voting or dispositive power with respect thereto (whether full or shared power), including the grant of an option or other right, or transfer of the economic interest in such Company Shares, in each case whether directly or indirectly and whether voluntarily, involuntarily or by operation of law; and “Transferred” and “Transferee” shall each have a correlative meaning. A sale of Company Shares to the Company pursuant to a tender offer by the Company for Company Shares shall not constitute a Transfer under this Agreement.

“Transfer Notice” has the meaning set forth in Section 4.3.

“Transferring Shareholder” has the meaning set forth in Section 4.4(a).

“Triggering Shares” has the meaning set forth in Section 4.1.

“Trust” has the meaning set forth in the preamble.

“Trust Advisory Committee” means that certain trust advisory committee established pursuant to the Trust Agreement.

“Trust Directors” has the meaning set forth in Section 3.1(a).

“Trust Shares” means (i) the 29,981,480 shares of Common Stock beneficially owned by the Trust (other than beneficial ownership of Investor Interests resulting from this Agreement or otherwise) as of the Closing Date (after taking into account the transactions consummated on the Closing Date as contemplated by the PSA); plus (ii) any other Common Stock acquired by the Trust subsequent to the date hereof, in each case so long as such shares continue to be beneficially owned by the Trust or its Permitted Transferees. For the avoidance of doubt, for the purpose of this definition the number of Trust Shares shall not be deemed to be reduced by reason of the Confirmation.

“Two Director Threshold” has the meaning set forth in Section 3.1(a).

Section 1.2 Other Interpretive Provisions. (a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) The words “hereof”, “herein”, “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and any subsection and Section references are to this Agreement unless otherwise specified.

(c) The term “including” is not limiting and shall be deemed followed by the phrase “without limitation.”

(d) The table of contents, captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(e) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to the other Party that as of the date such Party executes this Agreement:

Section 2.1 Existence; Authority; Enforceability. Such Party has the power and authority to enter into this Agreement and to carry out its obligations hereunder. Such Party is duly organized and validly existing under the laws of its jurisdiction of organization, and the execution of this Agreement, and the consummation of the transactions contemplated herein, have been authorized by all necessary action, and no other act or proceeding on its part is necessary to authorize the execution of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly executed by it and constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms. In the case of the Trust only, the Trust has good and valid title to the Trust Shares.

Section 2.2 Absence of Conflicts. The execution and delivery by such Party of this Agreement and the performance of its obligations hereunder does not and will not (a) conflict with, or result in the breach of any provision of the constituent documents of such Party; (b) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any contract, agreement or permit to which such Party is a party or by which such Party’s assets or operations are bound or affected; or (c) violate any law applicable to such Party.

Section 2.3 Consents. Other than any consents which have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration (including, in the case of the Trust, consents of the Trust Advisory Committee and Future Claimants’ Representative, which the Trust represents and warrants have been obtained), is required to be made or obtained by such party in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of any of the transactions contemplated herein, or (c) in the case of the Trust, the actions of the Trust contemplated hereby including the taking of Necessary Action in connection with the nomination, election and removal of Independent Directors and Trust Directors, or (d) in the case of TPG, the actions of TPG contemplated hereby, including the taking of Necessary Action in connection with the nomination, election and removal of the Independent Directors and the Investor Directors.

ARTICLE III

GOVERNANCE

Section 3.1 Board of Directors.

(a) Promptly following the Closing Date on a schedule to be agreed by the Trust and TPG, and at each annual meeting thereafter or in the event of any vacancies on the Board of Directors, each of the Trust and TPG shall take all Necessary Action, subject to satisfaction of all applicable legal and stock exchange requirements and requirements of the Charter, to nominate and cause to be elected eleven directors to the Board of Directors, two of whom shall be designated by the Trust (the “Trust Directors”), two of whom shall be designated by TPG (the “Investor Directors” and, together with the Trust Directors, the “Designated Directors”) so long as TPG owns of record (directly or through a nominee) and beneficially, shares of Common Stock (appropriately adjusted for stock splits, reverse stock splits or similar events) equal to or greater than the number of Initial Investor Shares (the “Two Director Threshold”), one of whom shall be the Chief Executive Officer of the Company and six of whom shall be Independent Directors selected pursuant to Section 3.1(b) below; provided that:

(i) If TPG fails to own, of record (directly or through a nominee) and beneficially, shares of Common Stock sufficient to satisfy the Two Director Threshold but owns, of record (directly or through a nominee) and beneficially that number of shares of Common Stock equal to at least one-half of the number of Initial Investor Shares (the “One Director Threshold”), then TPG shall be entitled to designate one Investor Director instead of two Investor Directors and the Board size shall be reduced by one, and the Parties shall take all Necessary Action to remove one of the two incumbent Investor Directors, which Investor Director to be at the election of TPG; and

(ii) If TPG fails to own, of record (directly or through a nominee) and beneficially, shares of Common Stock sufficient to satisfy the One Director Threshold, then TPG shall have no right to designate Investor Directors or participate in the selection of Independent Directors to the Board of Directors and the Parties shall take all Necessary Action to remove the Investor Directors.

(b) The Trust and TPG shall cooperate in good faith to cause to be nominated mutually agreeable Persons to serve as Independent Directors to the Board of Directors.

(c) If the number of Investor Directors is decreased pursuant to Section 3.1(a), then the Parties shall take all Necessary Action to remove such director or directors, as the case may be, from the Board of Directors.

(d) The Trust shall have the exclusive right to select and determine to remove from the Board of Directors the Trust Directors as well as the exclusive right to select persons to fill vacancies created by reason of death, removal or resignation of the Trust Directors and the Parties shall take all Necessary Action to cause the Board of Directors to include such Trust Directors. TPG shall have the exclusive right to select and determine to remove from the Board of Directors, the Investor Directors as well as the exclusive right to select persons to fill vacancies created by reason of death, removal or resignation of the Investor Directors and the Parties shall take all Necessary Action to cause the Board of Directors to include such Investor Directors.

(e) David Bonderman shall be one of the initial Investor Directors pursuant to Section 3.1(a) and he shall remain an Investor Director for so long as TPG, in consultation with the Trust, deems it prudent and necessary but (except with the Trust’s consent) at least until the second anniversary of the Closing Date.

(f) The Parties shall take all Necessary Action so that each of the Trust Directors and the Investor Directors shall be entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors and any committees thereof, including without limitation travel, lodging and meal expenses as well as customary director and officer indemnity insurance and be entitled to indemnification and advancement of expenses, to the same extent as the other members of the Board of Directors and in accordance with the Company’s Charter and bylaws (as may be amended or restated from the time to time, the “Bylaws”).

(g) Other than as described in (f) above, neither the Trust nor TPG nor any of the Board Designees (except Trust Directors who are not Trustees of the Trust, which persons shall receive remuneration or compensation from the Company in exchange for their services) shall receive any fees or other remuneration or compensation in exchange for their service on the Board of Directors.

(h) The Trust acknowledges that it would be beneficial to the Company for TPG to make available to the Company certain of its operations and field operations professionals to assist the Company management and/or the Board of Directors in connection with the evaluation or improvement of the Company’s operations. Subject to Board of Directors authorization, from time to time, TPG may make such professionals so available, with TPG to be reimbursed for the actual time and expenses of work performed by such operations and field operations professionals.

(i) TPG contemplates that the Investor Directors may, on a confidential basis, share non-public information about the Company with TPG and its personnel (subject to a customary confidentiality agreement) and the Trust and TPG agree to cooperate and take all Necessary Action to cause the Company to authorize the foregoing.

(j) TPG and the Trust shall cooperate to propose and recommend to the Board of Directors to permit the Trust and TPG to each have an observer (“Observers”), which Observers shall have the right to attend all meetings of the Board of Directors with voice but without vote, and shall receive all materials provided to members of the Board of Directors (subject to the confidentiality agreement previously entered into by the Company and the Trust, or the confidentiality agreement referred to in clause (i) above, as the case may be). The expenses of the Observers shall be reimbursed by the Company in accordance with Section 3.1(f) above but the Observers shall receive no other compensation or remuneration.

Section 3.2 Business Combinations. For the first 24 months after the Closing Date, except to the extent TPG otherwise consents in writing, the Trust will take all Necessary Action to oppose (including by not voting any shares in favor or tendering any shares), and not otherwise support or facilitate, any merger, consolidation, share exchange, tender offer, or other business combination transaction (any of the foregoing, a “Business Combination”), pursuant to which outstanding shares of Common Stock are cancelled or exchanged or, if they remain outstanding no longer represent at least 51% of the shares to be outstanding immediately following such transaction, unless (a) such Business Combination would result in TPG receiving cash consideration of not less than $33.465 per share (if during the first 12 months after the Closing Date) and not less than $44.62 per share (if during the next 12 months), in each case appropriately adjusted for stock splits, reverse stock splits, recapitalizations, stock dividends, and similar events or (b) (x) such Business Combination is approved by a majority of the Independent Directors and (y) the Trust first fully complies with Section 4.3 and such Business Combination is at a price and on terms which are at least as favorable to the Trust as the price and terms set forth in the Transfer Notice.

Section 3.3 Matters Requiring Shareholder Agreement. Following the Closing Date, each of the Parties shall take all Necessary Action to cause the Company and its Subsidiaries not to take any of the following actions without the affirmative vote or written consent of all the Designated Directors or the written approval of each of the Parties:

(a) (i) the amendment of, or any change to or waiver of the provisions of the Charter or Bylaws or the Registration Rights Agreement; or (ii) commit to take any action which would be in contravention of or inconsistent with any of the documents listed in (i);

(b) the acquisition or disposition of material assets or a material business, whether through purchase, merger, consolidation, share exchange, business combination or otherwise;

(c) any liquidation, bankruptcy, dissolution, recapitalization, reorganization, or assignment to creditors by the Company or any Subsidiary of the Company, or any voluntary filing for any thereof;

(d) the entry into or amendment of any agreement or other arrangement between the Company and any Party or any of such Party’s Affiliates (including, without limitation, any agreement regarding the payment of fees) other than on arm’s-length terms;

(e) the authorization, issuance, sale or repurchase of shares, options, warrants or other rights relating to equity securities, or the allotment of unissued shares or rights or options to or in respect of shares, or the variation of any rights attaching to issued or unissued shares, including the implementation of, or grant of any award under, any stock option, restricted stock, stock bonus or stock purchase plan, or any similar plan or arrangement, pursuant to which any one or more officers, directors or employees of, or consultants to, the Company or its Subsidiaries, may acquire shares of the Company; or

(f) the declaration of dividends or distributions of any kind other than distributions or dividends by any of the Company’s wholly-owned Subsidiaries.

Section 3.4 Designated Directors. Following the Closing Date, each of the Parties shall take all Necessary Action to cause each of the Designated Directors (subject to the fiduciary duties that such Designated Directors may have as directors of the Company) to vote on any of the actions set forth in this Section 3.4 as jointly directed by the Trust and TPG, and if any Designated Director should fail to vote as directed, the Parties shall take all Necessary Action to replace such Designated Director:

(a) the appointment of, or the approval of the retention, termination or change (including a material change in responsibilities or compensation) of the chief executive officer or chief financial officer;

(b) any material borrowing, guarantee or financial accommodation (in whatever form, including finance leases); or

(c) the approval of the Company’s annual budget (including operating and capital plans), business plan and related material business policies, or any material amendments and deviations from any of the foregoing.

Section 3.5 Waiver of Trust Rights. Without the consent of TPG, the Trust agrees not waive any of the rights granted to it pursuant to the Charter, Bylaws or Registration Rights Agreement, including but not limited to:

(a) the Trust’s right to approve the Company’s implementation of a shareholder’s rights plan, pursuant to Article Sixth (H)(iv) of the Charter;

(b) the Trust’s exemption from the procedural requirements of Sections 4 and 5 of the Bylaws; and

(c) the Trust’s right to approve the (i) authorization of any new class of shares; (ii) the issuance of Preferred Shares (as defined in the Charter); and (ii) implementation of certain employee benefit plans prior to October 2, 2011, in each case pursuant to Article Sixth (H)(viii) of the Charter.

Section 3.6 Termination of Governance Provisions.

At any time after the third anniversary of the Closing Date, if the Trust Shares continue to constitute at least twenty percent (20%) of the issued and outstanding voting stock of the Company, the provisions of this Article III shall be terminable by the Trust, at any time thereafter and in the Trust’s sole discretion, upon forty-five (45) days’ written notice to TPG; provided that, notwithstanding the termination of the other provisions of this Article III so long as TPG continues to satisfy the Two Director Threshold in terms of ownership of Common Stock, TPG shall continue to have the right to designate two Investor Directors to the Board and, so long as TPG continues to satisfy the One Director Threshold in terms of ownership of Common Stock, TPG shall continue to have the right to designate one Investor Director to the Board, and, in either such case, the Trust and the Trust Directors shall take all Necessary Action to cause the nomination of such Investor Director(s) and vote the Trust Shares in favor of such Investor Director(s) and take all Necessary Action so that the Board of Directors not include more than a total of eleven directors.

ARTICLE IV

TRANSFERS OF SHARES

Section 4.1 Certain Transfers. In consideration of the agreements by the Trust, as majority shareholder of the Company, with respect to governance, as set forth in Article III hereof, and in order to incentivize TPG to work with the Trust and the Company to seek to create long-term value for the Company, the Trust and TPG agree that, if prior to the eighteen month anniversary of the Closing Date, TPG Transfers a number of Investor Shares (other than pursuant to a Business Combination approved by the Board of Directors or pursuant to TPG’s sale of the Investor Shares pursuant to Section 4.4 or Transfer to a Permitted Transferee) that would reduce the aggregate number of Investor Shares to below the number of Initial Investor Shares (the number of such shares below the Initial Investor Shares being the “Triggering Shares”), TPG shall within ten days pay to the Trust an amount equal to one-half of the excess, if any, of (i) the product of the net price per share received by TPG in such Transfer and the number of Triggering Shares over (ii) the product of (A) the Purchase Price (as defined in the PSA) less the proportionate per share amount of TPG’s out-of-pocket expenses in connection with the discussions and negotiations between the Parties or with the Company prior to the Closing Date and prior to any subsequent Transfer and (B) the number of Triggering Shares (such payment, the “Short Term Sale Payment”). For purposes hereof, it shall be assumed that any Transfer by TPG pursuant to Section 4.4 shall be a Transfer of Initial Investor Shares and that any other Transfers by TPG (other than to a Permitted Transferee) are on a last-in-first-out basis (i.e., that any such Transfer is of Investor Shares not acquired on the Closing Date to the extent it owns such shares).

Section 4.2 Transfer to Permitted Transferees. Each Shareholder may Transfer its Company Shares to a Permitted Transferee of such Shareholder, provided that, the Permitted Transferee of such Company Shares agrees in writing that it shall, upon such Transfer, assume with respect to such Company Shares the Transferor’s obligations under this Agreement and become a party to this Agreement for such purpose, and any other agreement or instrument executed and delivered by such Transferor in respect of the Company Shares; provided, further, that each Permitted Transferee of any Shareholder to which Company Shares are Transferred shall, and such Shareholder shall cause such Permitted Transferee to, Transfer back to such Shareholder (or to another Permitted Transferee of such Shareholder) any Company Shares it owns if such Permitted Transferee ceases to be a Permitted Transferee of such Shareholder.

Section 4.3 Right of First Offer. So long as TPG continues to satisfy the Two Director Threshold in terms of ownership of Common Stock, if either Party (the “Selling Shareholder”), proposes to Transfer any or all of its Company Shares (including pursuant to a Business Combination), other than (i) a Transfer to the Company or its Subsidiaries pursuant to a tender offer not involving a Business Combination, (ii) the sale by a Tagging Shareholder pursuant to Section 4.4; (iii) a Transfer to a Permitted Transferee; or (iv) a Transfer from the Trust of up to the number of reference shares under the Confirmation during the period of the Averaging Dates (as defined in the Confirmation) in the event of Cash Settlement pursuant to the Confirmation, the Selling Shareholder shall provide the other Shareholder with written notice (a “Transfer Notice”) of its intent to Transfer a specified number of its Company Shares at least twenty days prior to any Transfer which Transfer Notice shall also specify the price and other terms at which it proposes to make such Transfer. If the other Party makes an offer (the “Offer”) to acquire the number of Company Shares specified in such Transfer Notice from the Selling Shareholder at the price specified in such Transfer Notice and on other terms not materially less favorable to the Selling Shareholder (as determined in good faith by the Selling Shareholder) on or prior to the fifteenth calendar day following the receipt of the Transfer Notice, the Offer shall constitute a binding obligation of the Parties to purchase and sell such Company Shares at the price and on the other terms set forth in the Offer, in which case the Parties shall cooperate in good faith to promptly, and in no event any later than ten Business Days (or such longer period as required to obtain any required Hart-Scott-Rodino or other applicable regulatory clearance), to effect such Transfer provided that, if, as of the date of the Transfer Notice, the total number of shares being Transferred by the Selling Shareholder shall constitute two percent or less of the total issued and outstanding Common Stock of the Company during any 180-days, the Offer must be made within five calendar days following receipt of the Transfer Notice. If the other Party does not make a timely offer in response to a Transfer Notice from the Selling Shareholder, for a period of sixty days following the end of the 20 day period following the Transfer Notice, the Selling Shareholder shall have the right to sell the number of Company Shares specified in the Transfer Notice to a third party at a price at least equal to the price specified in the Transfer Notice and on other terms not materially less favorable to the Selling Shareholder than those in the Transfer Notice. TPG shall have no rights under this Section 4.3 after it ceases to satisfy the Two Director Threshold in terms of ownership of Common Stock.

Section 4.4 Tag Along Rights.

(a) In the case of a proposed Transfer by either Party (the “Transferring Shareholder”) of greater than two percent (2%) of the total issued and outstanding Common Stock of the Company during any 180-days of its Company Shares, other than (i) to the Company or (ii) to a Permitted Transferee (a “Proposed Transfer”), the Party who exercises its rights under this Section 4.4(a) (a “Tagging Shareholder”) shall have the right to require the Transferring Shareholder to cause the proposed Transferee (a “Proposed Transferee”) to purchase from such Tagging Shareholder up to a number of its Company Shares equal to the product of (A) the aggregate number of Company Shares owned directly by the Tagging

Shareholder multiplied by (B) a fraction, the numerator of which is the aggregate number of Company Shares proposed to be Transferred by the Transferring Shareholder and the denominator of which is the total number of Company Shares owned by the Transferring Shareholder.

(b) The Transferring Shareholder shall give notice (the “Tag Along Notice”) to the Shareholder of a Proposed Transfer not later than twenty (20) calendar days prior to the closing of the Proposed Transfer, setting forth the number of Company Shares proposed to be so Transferred, the name and address of the Proposed Transferee, the proposed amount and form of consideration (and, if such consideration consists in part or in whole of property other than cash, the Transferring Shareholder shall provide such information, to the extent reasonably available to the Transferring Shareholder, relating to such non-cash consideration as the other Party may reasonably request in order to evaluate such non-cash consideration), and other terms and conditions of payment offered by the Proposed Transferee. The Transferring Shareholder shall deliver or cause to be delivered to the other Party copies of all transaction documents relating to the Proposed Transfer as the same become available. The tag-along rights provided by this Section 4.4 must be exercised by a Party within fifteen (15) calendar days following receipt of the Tag Along Notice, by delivery of a written notice to the Transferring Shareholder indicating its desire to exercise its rights and specifying the number of Company Shares it desires to Transfer.

(c) Any Transfer of Company Shares by a Tagging Shareholder to a Proposed Transferee pursuant to this Section 4.4 shall be on the same terms and conditions (including, without limitation, price, time of payment and form of consideration) as to be paid to the Transferring Shareholder; provided that in order to be entitled to exercise its tag along right pursuant to this Section 4.4, the Tagging Shareholder must agree to make to the Proposed Transferee representations, warranties, covenants, indemnities and agreements the same mutatis mutandis as those made by the Transferring Shareholder in connection with the Proposed Transfer (other than any non-competition or similar agreements or covenants that would bind the Tagging Shareholder or its Affiliates), and agree to the same conditions to the Proposed Transfer as the Transferring Shareholder agrees, it being understood that all such representations, warranties, covenants, indemnities and agreements shall be made by the Transferring Shareholder and the Tagging Shareholder severally and not jointly and that, except with respect to individual representations, warranties, covenants, indemnities and other agreements of the Tagging Shareholder as to the unencumbered title to its Company Shares and the power, authority and legal right to Transfer such Company Shares, the aggregate amount of the liability of the Tagging Shareholder shall not exceed either (i) the Tagging Shareholder’s pro rata portion of any such liability to be determined in accordance with the Tagging Shareholder’s portion of the total number of Company Shares included in such Transfer or (ii) the proceeds to the Tagging Shareholder in connection with such Transfer. The Tagging Shareholder shall be responsible for its proportionate share of the costs of the Proposed Transfer to the extent not paid or reimbursed by the Proposed Transferee or the Company.

Section 4.5 Due Diligence Rights. Each of the Parties shall take all Necessary Action with respect to any Transfer in compliance with the procedures set forth in this Article IV, to cause the third-party Transferee of Company Shares to be afforded customary due diligence rights in respect of the Company on a timely basis and subject to customary confidentiality rights and applicable securities laws. In transactions subject to Section 4.3, the Parties agree, at the request of either Party, to share and discuss with each other information and analysis with respect to the Company and its operations, assets, liabilities and business prospects.

Section 4.6 Trust Transfer Restriction.

(a) The Trust agrees that prior to the date that is 270 days after the Closing Date, except as a result of a bona fide financial emergency on the part of the Trust, it will not Transfer any shares of Common Stock beneficially owned by the Trust as of the date hereof (after taking into account the transactions consummated on the Closing Date as contemplated by the PSA).

(b) The Trust agrees that it will not tender any shares of Common Stock in the Tender Offer.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Assignment of Registration Rights. Pursuant to Section 2.9 of the Registration Rights Agreement, the Trust hereby transfers to TPG its rights under Article II of the Registration Rights Agreement in so far as they relate to the Initial Investor Shares and the shares of Common Stock delivered to TPG from the Trust in the event of Physical Settlement pursuant to the Confirmation (the “Settlement Shares”) and TPG hereby assumes the applicable obligations of the Trust, as required by Section 2.9 with respect to the Initial Investor Shares and the Settlement Shares.

Section 5.2 Piggyback Registration Rights. Pursuant to Section 2.10 of the Registration Rights Agreement, the Trust shall, upon request by TPG, grant its written consent to TPG and the Company in connection with TPG’s request to exercise its “piggyback registration rights” with respect to the Initial Investor Shares and the Settlement Shares, in accordance with the procedures set forth in Section 2.2 of the Registration Rights Agreement, as assigned to TPG pursuant to Section 5.1.

Section 5.3 Coordination. The Trust and TPG hereby acknowledge and agree to coordinate the exercise of their respective rights pursuant to Article II of the Registration Rights Agreement in good faith.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Assignment; Benefit.

(a) The rights and obligations hereunder shall not be assignable without the prior written consent of the other Party hereto except as provided under Article IV. Any assignment of rights or obligations in violation of this Section 6.1 shall be null and void.

(b) This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, and their respective successors and permitted assigns, and there shall be no third-party beneficiaries to this Agreement.

Section 6.2 Public Announcements. Subject to each Party’s disclosure obligations imposed by law or regulation or the rules of any stock exchange upon which its securities are listed, each of the Parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated by this Agreement, and no Party hereto will make any such news release or public disclosure without first consulting with the other Party hereto and receiving its consent (which shall not be unreasonably withheld or delayed) and each Party shall coordinate with the other with respect to any such news release or public disclosure.

Section 6.3 Termination. This Agreement shall terminate automatically on its terms if either the Trust or TPG no longer beneficially owns at least three percent (3%) of the outstanding Common Stock, except for Article III, which shall be terminable at an earlier date upon the terms and conditions set forth in Section 3.6, provided that, no termination shall relieve either Party from then existing liability under this Agreement.

Section 6.4 Severability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable such provision shall be construed by limiting it so as to be valid, legal and enforceable to the maximum extent provided by law and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 6.5 Entire Agreement; Amendment. (a) This Agreement (together with the PSA, the Confirmation and the Collateral Annex) sets forth the entire understanding and agreement between the Parties with respect to the transactions contemplated herein and supersedes and replaces any contemporaneous or prior understanding, agreement or statement of intent, in each case written or oral, of any kind and every nature with respect hereto. No provision of this Agreement may be amended, modified or waived in whole or in part at any time without an agreement in writing, specifically identified as an amendment to, or modification or waiver of this Agreement, executed by each of the Parties hereto. Except for the PSA, the Confirmation, the Collateral Annex, the Trust Agreement and the Registration Rights Agreement, there are no other agreements between the Parties or any of their Affiliates relating to the Company.

(b) No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is expressly made in writing and executed and delivered by the party against whom such waiver is claimed. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Except as otherwise expressly provided herein, no failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 6.6 Counterparts. This Agreement may be executed in any number of separate counterparts each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.

Section 6.7 Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be given, made or delivered (and shall be deemed to have been duly given, made or delivered upon receipt) by personal hand-delivery, by facsimile transmission, by electronic mail, by mailing the same in a sealed envelope, registered first-class mail, postage prepaid, return receipt requested, or by air courier guaranteeing overnight delivery, addressed to the Party at the following addresses:

if to TPG, to:

c/o TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attention: Clive D. Bode

Vice President and Secretary

Fax: 817-871-4001

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: Victor Lewkow, Esq.

Telephone: 212-225-2000

Fax: 212-225-3999

if to the Trust, to:

Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

818 N. Washington Street

Wilmington, Delaware 19801-1510

Attention: Harry Huge, Managing Trustee

Fax: 843-720-8794

with a copy (which shall not constitute notice) to each of:

Kaplan Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attention: James Melville, Esq.

Fax: 612-375-1143

Keating Muething & Klekamp, PLL

One East Fourth Street Suite 1400

Cincinnati, Ohio 45202

Attention: Edward E. Steiner, Esq.

Fax: 513-579-6457

or, as to each Shareholder at such other address as shall be designated by such Shareholder in a written notice to the other Shareholder complying as to delivery with the terms of this Section. Notice shall be effective upon actual receipt thereof.

Section 6.8 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State except insofar as this Agreement involves the internal affairs of the Company, a Pennsylvania corporation, as to which the corporation laws of the Commonwealth of Pennsylvania shall govern. The Parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts located in Wilmington, Delaware for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

Section 6.9 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Either Party may file an original counterpart or a copy of this Section 6.9 with any court as written evidence of the consent of the Parties to the waiver of their rights to trial by jury.

Section 6.10 Specific Performance. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations herein imposed on them by this Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties hereto shall raise the defense that there is an adequate remedy at law.

Section 6.11 No Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Person or entity other than the Parties hereto and their Permitted Transferees, any benefit, right or remedies.

Section 6.12 TPG Actions. Whenever any action is required under this Agreement by TPG, it shall be by the affirmative vote of the holders representing more than fifty percent (50%) of the aggregate number of Investor Interests, or as otherwise agreed in writing by the holders of the Investor Interests.

Section 6.13 Non-Recourse to the Trustees. TPG acknowledges and agrees that, in the absence of fraud by a Trustee, it shall have no claims of any nature whatsoever against any of the Trustees (as opposed to the Trust) in connection with the purchase and sale transaction contemplated by this Agreement. In the absence of fraud by a Trustee (in which case only that Trustee, and not any of the other Trustees) shall have any liability, the Trustees shall have no liability to TPG or to any party claiming by or through TPG for or with respect to any matter arising under this Agreement. This Section 6.14 is of the essence of this Agreement and the Trust would not have entered into this Agreement without this Section 6.14.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

ARMSTRONG WORLD INDUSTRIES, INC. ASBESTOS PERSONAL INJURY SETTLEMENT TRUST

By:	/s/ Harry Huge
Name: Harry Huge
Title: Managing Trustee

By:	/s/ Anne M. Ferazzi
Name: Anne M. Ferazzi
Title: Trustee

By:	/s/ Richard Neville
Name: Richard Neville
Title: Trustee

[Signature Page

Shareholders’ Agreement]

ARMOR TPG HOLDINGS LLC

By:	/s/ Clive D. Bode
Name: Clive D. Bode
Title: Vice President

[Signature Page

Shareholders’ Agreement]